Exhibit 2.1
WAIVER AND SUPPLEMENTAL AGREEMENT

This Waiver and Supplemental Agreement is made as of October 28, 2005, among Hands On Video Relay Services, Inc., Hands On Sign Language Services, Inc. (collectively “Hands On”), Denise and Ronald Obray (collectively, the “Obrays”) and GoAmerica, Inc. (“GoAmerica).

The parties hereto agree as follows:

1.0 Background. The parties entered into an Agreement and Plan of Reorganization, dated as of July 6, 2005 (the “Merger Agreement”). All capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement. Hands On has requested a waiver from GoAmerica from certain provisions of the Merger Agreement to allow Hands On to raise a limited amount of capital from third-party sources through the issuance of new securities or the sale of securities currently held by the Obrays (collectively, “Securities Transactions”).

Both GoAmerica and Hands On are prohibited under Section 5.2 of the Merger Agreement from:

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taking any action to solicit, initiate, encourage or support any inquiries that could lead to business deals with third parties, including mergers, asset sales, sales of capital stock or similar transactions; or

•	engaging in any discussions or negotiations or providing any information to any party regarding any these types of transactions.

Section 5.1 of the Merger Agreement provides that neither party may issue any securities without the prior consent of the other party. Finally, Section 5.3 of the Merger Agreement provides that the Obrays will not transfer or sell any of their interests in Hands On.

GoAmerica is willing to grant Hands On and the Obrays a waiver from these provisions of the Merger Agreement on the terms described below and Hands and the Obrays are willing to grant GoAmerica a limited waiver from Section 5.2 on the terms described below.

2.0 Terms of Waiver.

2.1 GoAmerica agrees that Hands On and the Obrays shall be permitted to raise up to $2.0 million (or, if GoAmerica consents, more than $2.0 million) through Securities Transactions during the period from the date this Waiver and Supplemental Agreement is signed through December 31, 2005, provided that if Hands On and the Obrays have a bona fide proposal for a Securities Transaction by December 31, 2005, the parties will agree to a reasonable extension of this date (consistent with Merger closing by the Closing Date) to consummate such Securities Transaction.

2.2 The Securities Transactions will be subject to the following conditions:

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Only common stock, or securities that convert into common stock of Hands On, and then GoAmerica, automatically upon closing of the Merger with GoAmerica, will be sold. No debt or other obligations resulting from the sale of these securities will be outstanding following closing of the Merger.

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Purchasers of these securities will be required as a condition to any sale to agree to vote in favor of the Merger with GoAmerica and to waive any appraisal rights which they may have so that the Obrays and the Purchasers will, in the aggregate, at all times hold sufficient shares of Hands On to ensure that the Merger will be approved by Hands On shareholders.

2.3 The funds raised by the Securities Transactions will be used by Hands On and the Obrays to pay transactions expenses incurred by Hands On and the Obrays in connection with the Merger Agreement and the Merger and to pay other liabilities of Hands On, provided that as long as all outstanding transaction expenses and past due liabilities of Hands On have been paid, Hands On shall continue to have the right to make distributions to Target Shareholders if the provisions of Section 5.1(b) of the Merger Agreement have been met. The parties acknowledge that Section 6.15 of the Merger Agreement provides that “whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.” To effectuate this provision, to the extent that any transaction expenses of Hands On and the Obrays remain outstanding as of the Effective Time of the Merger, by operation of law, GoAmerica shall assume such transaction expenses on the Closing Date, and the number of GoAmerica shares to be issued in the Merger will be reduced by a number of shares equal to (i) the product of multiplying the amount of such transaction expenses so assumed by GoAmerica times 2.0, divided by (ii) the Average Closing Price.

2.4 The Targets’ Working Capital Deficit described in the Merger Agreement shall be calculated as of the Closing Date (rather than as of June 30, 2005). Accordingly, all references in the Merger Agreement to the Targets' Working Capital Deficit as of the date of the Merger Agreement shall be construed to mean the Targets Working Capital Deficit as of the Closing Date, and the following terms in the Merger Agreement are hereby revised to read as follows:

“Targets’ Working Capital Deficit Shares” shall mean the number of shares of Acquirer Common Stock equal to (i) the amount of Targets’ Working Capital Deficit as of the Closing Date (determined in accordance with the provisions contained herein), divided by (ii) the Average Closing Price.

“Targets’ Working Capital Deficit” shall mean the amount by which the Targets’ Total Current Liabilities exceed the Targets’ Total Currents Assets as of the Closing Date.

“Targets’ Total Current Assets” shall mean all of the Targets’ current assets as determined according to generally accepted accounting principles consistent with Targets’ past accounting practices, but excluding the note receivable from the Shareholders’ Agent and any prepaid legal expenses incurred by Targets in connection with the Merger, as set forth on the Closing Date Balance Sheet.

“Targets’ Total Current Liabilities” shall mean all of the Targets’ current liabilities as determined according to generally accepted accounting principles consistent with Targets’ past accounting practices, but excluding obligations under the VRS Notes and obligations under that certain Short Term Loan Agreement previously entered into by the Targets and Acquirer, as set forth on the Closing Date Balance Sheet.

In addition, a Closing Date Balance Sheet of the Targets shall be prepared by Targets no later than 20 business days after the Closing Date, following the procedures (including, without limitation, the review procedure) described in Section 2.6(b) of the Merger Agreement with respect to the June 30 Balance Sheet. Since the exact amount of GoAmerica shares to be issued in the Merger cannot be calculated until the parties agree to the Closing Date Balance Sheet of the Targets, a new Section 10.11 is hereby added to the Merger Agreement to read as follows:

“10.11 Issuance of Acquirer Common Stock. Notwithstanding any other provision contained in this Agreement, twenty five (25%) of the shares of Acquirer Common Stock to be issued to Ron and Denise Obray in the Merger shall be delivered into escrow (the "Working Capital Deficit Escrow Shares") and shall not be released until the Closing Date Balance Sheet and, accordingly, the Targets’ Working Capital Deficit Shares, have been agreed to by the parties or otherwise determined in accordance with Section 2.6 (b) of the Merger Agreement.” Pending such determination, Ron and Denise Obray shall enjoy all rights and benefits of ownership of the Working Capital Deficit Escrow Shares, including, without limitation, all voting rights.

2.5 All other provisions in the Merger Agreement, including, without limitation, the adjustment for the VRS Note Considerations Shares, shall remain unchanged and in full force and effect.

2.6 GoAmerica and its representatives shall be permitted to contact, negotiate with and provide information to (subject to a confidentiality agreement), the third parties previously identified by GoAmerica to Hands On who have contacted GoAmerica since July 6, 2005 for the purpose of exploring possible business arrangements, provided that GoAmerica will apprise and involve in good faith Ronald Obray. Hands On and its representatives shall be permitted to contact, negotiate with and provide information to (subject to a confidentiality agreement), third parties (other than those referred to in the immediately preceding sentence) solely in connection with raising funds pursuant to Securities Transactions in accordance with the terms of this Waiver and Supplemental Agreement. Hands On will keep GoAmerica apprised of these discussions and all material terms.

3.0 Capital Expenditures. GoAmerica will continue loaning funds to Hands On (up to an additional $650,000) solely for capital expenditures on the terms set forth in the Short Term Loan Agreement previously entered into by the parties provided that upon execution of this Waiver and Supplemental Agreement, (a) GoAmerica shall issue approximately $100,000 in payments to various Hands On creditors or vendors specified by Hands On on or about the date of execution of this Waiver and Supplemental Agreement, and (b) any future capital expenditure for which Hands On seeks funds under the Short Term Loan Agreement is discussed with GoAmerica in advance of making any commitment, and GoAmerica agrees that the proposed capital expenditure is consistent with the Business Plan being developed jointly by GoAmerica and Hands On, which agreement shall not be unreasonably withheld. GoAmerica reserves the right to pay the vendors directly for these capital expenditures.

4.0 GoAmerica and Hands On Financial Information. GoAmerica agrees to provide Hands On, and Hands On agrees to provide GoAmerica with the following information promptly after such information becomes available:

•	the consolidated financial statements of the other party as of and for the nine months ended September 30, 2005;

•	to the extent available, a P&L breakdown for the various business units of each party;

•	minutes of all board meetings, and all board resolutions or written consents, which have not been provided to the other party; and

•	a copy of any agreement either party has with AOL regarding such party’s new IM service, which has not been provided to the other party.

Notwithstanding the foregoing, nothing herein shall limit or alter the parties' rights and obligationspursuant to Section 6.5 of the Merger Agreement.

5.0 Closing of the Merger. The parties agree to use their best efforts to close the Merger as soon as possible (and in any event prior to January 31, 2006). Hands On and the Obrays agree that upon satisfaction of the conditions precedent to the Merger described in the Merger Agreement, they will consummate the Merger regardless of whether or not their fundraising efforts permitted by this Waiver and Supplement have been successful.

6.0 Governing Law. This Waiver and Supplemental Agreement shall be governed by and construed in accordance with the internal laws of Delaware.

IN WITNESS WHEREOF the parties have signed this Waiver and Supplemental Agreement as of the date first above written.

HANDS ON VIDEO RELAY SERVICES, INC.

By:	/s/ Ronald Obray

HANDS ON SIGN LANGUAGE SERVICES, INC.

By:	/s/ Ronald Obray

/s/ Ronald Obray
Ronald Obray

/s/ Denise Obray
Denise Obray

GOAMERICA, INC.

By:	/s/ Daniel R. Luis
Daniel R. Luis
Chief Executive Officer